UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 7

                            Mexco Energy Corporation
                                (Name of Issuer)
                        --------------------------------

                          Common Stock, $0.50 Par Value
                         (Title of Class of Securities)
                        --------------------------------

                                    592770101
                                 (CUSIP Number)
                        --------------------------------

                               Nicholas C. Taylor
                             1203 Country Club Drive
                              Midland, Texas 79701
                                  432-682-1821
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                        --------------------------------

                                October 20, 2006
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         ------------------------------

CUSIP NO: 592770101

------------------------- ------------------ -------------------------------------------------------- -----------------------
                                  1          Names of Reporting Persons; SS or IRS Identification     Nicholas C. Taylor
                                             Number                                                   SSN:  ###-##-####

------------------------- ------------------ -------------------------------------------------------- -----------------------
                                  2          Check the Appropriate Box if a Member of a Group         (a)  |_|
                                                                                                      (b)  |_|

------------------------- ------------------ -------------------------------------------------------- -----------------------
                                  3          SEC Use Only

------------------------- ------------------ -------------------------------------------------------- -----------------------
                                  4          Source of Funds                                          PF

------------------------- ------------------ -------------------------------------------------------- -----------------------
                                  5          Check if Disclosure of Legal Proceedings Is Required     |_|
                                             Pursuant to Items 2(d) or 2(e)

------------------------- ------------------ -------------------------------------------------------- -----------------------
                                  6          Citizenship or Place or Organization                     USA

------------------------- ------------------ -------------------------------------------------------- -----------------------
                                  7          Sole Voting Power                                        888,811*
    Number of Shares
 Beneficially Owned by    ------------------ -------------------------------------------------------- -----------------------
 Each Reporting Person            8          Shared Voting Power                                      0
          With
                          ------------------ -------------------------------------------------------- -----------------------
                                  9          Sole Dispositive Power                                   888,811*

                          ------------------ -------------------------------------------------------- -----------------------
                                  10         Shared Dispositive Power                                 0

------------------------- ------------------ -------------------------------------------------------- -----------------------
                                  11         Aggregate Amount Beneficially Owned by Each Reporting    888,811*
                                             Person

------------------------- ------------------ -------------------------------------------------------- -----------------------
                                  12         Check if the Aggregate Amount in Row (11) Excludes       |_|
                                             Certain Shares

------------------------- ------------------ -------------------------------------------------------- -----------------------
                                  13         Percent of Class Represented by Amount in Row (11)       50.02%

------------------------- ------------------ -------------------------------------------------------- -----------------------
                                  14         Type of Reporting Person (See Instructions)              IN

------------------------- ------------------ -------------------------------------------------------- -----------------------

*Includes 10,000 shares acquired by Nicholas C. Taylor pursuant to vested options of the Registrant's common stock ($0.50 par value) at a purchase price of $5.25 per share.

                                  SCHEDULE 13D
                               AMENDMENT NUMBER 7

      Unless otherwise defined or indicated in this Amendment No. 6, capitalized terms which are used herein and are defined in the Schedule 13D filed April 27, 1983 ("Original 13D") shall have the meanings assigned them in the Original 13D. All information herein with respect to Mexco Energy Corporation, a Colorado corporation, is to the best knowledge and belief of the Reporting Person, as defined herein.

ITEM 1. Security and Issuer

      This Amendment is filed by Mr. Nicholas C. Taylor, an individual, RESIDING IN Midland, Midland County, Texas. This Amendment relates to the $0.50 par value common stock of Mexco Energy Corporation (herein called the "Issuer"), a Colorado corporation maintaining its principal executive offices at 214 W. Texas Avenue, Suite 1101, Midland, Texas, 79701. The Issuer's principal executive offices were formerly at 906 Western United Life Building, Midland, Texas, 79701.

      The Issuer's corporate name was formerly Miller Oil Company. In April, 1980, the Shareholders of the issuer adopted a proposal to amend the Articles of Incorporation ("Articles") of the issuer to change the corporate name to that indicated above. Also, at that time, the Shareholders of the Issuer approved amendments to the Articles which resulted in a one-for-fifty reverse stock split of the Issuer's common stock ($0.50 par value). The corporate name change and reverse stock split became effective April 30, 1980, upon the filing of the Amendment to the Articles of Incorporation with the Colorado Secretary of State.

ITEM 2. Identity and Background

(a)   Nicholas C. Taylor

(b)   Business Address: 214 West Texas Avenue, Suite 1101, Midland, Texas, 79701

(c) President, Mexco Energy Corporation, 214 West Texas Avenue, Suite 1101, Midland, Texas, 79701 Attorney at Law, private practice, 214 West Texas Avenue, Suite 1101, Midland, Texas, 79701

(d) The reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The reporting person has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)   The reporting person is a citizen of the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration

      Mr. Taylor was awarded an option to acquire 10,000 shares of the Registrant's common stock at $5.25 per share on March 21, 2000. Options vest at a rate of 2,500 shares per year so that the option to purchase all 10,000 shares fully vested on March 21, 2004 and are included in the total of number of shares reported to be owned by Mr. Taylor since it has been exercised on this date.

ITEM 4. Purpose of Transaction

      All of these shares of common stock were acquired by Mr. Taylor for investment with the view to capital appreciation.

(a)   Not Applicable.

(b)   Not Applicable.

(c)   Not Applicable.

(d)   Not Applicable.

(e)   Not Applicable.

(f)   Not Applicable.

(g)   Not Applicable.

(h)   Not Applicable.

(i)   Not Applicable.

(j)   Not Applicable.

ITEM 5. Interest in Securities of the Issuer

(a) The number of shares of common stock of the Issuer to which this Schedule 13D, Amendment 7, relates is 888,811 shares including the vested option to acquire 10,000 shares of Registrant's common stock at $5.25 per share.

(b) Mr. Taylor has sole voting and dispositive power over 888,811 shares of Mexco Energy Corporation common stock which he owns solely in his name.

(c)   See Item 3, above.

(d)   Not Applicable.

(e)   Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not   Applicable.

ITEM 7. Material to Be Filed as Exhibits

Not Applicable.


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  October 20, 2006                  By:  /s/ Nicholas C. Taylor
                                               -------------------------------
                                               Nicholas C. Taylor